

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 10, 2009

Via U.S. Mail and facsimile to (480) 777-6601

Ms. Amy Bobbitt
Senior Vice President and Chief Accounting Officer
Comsys IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX  77027

> **Re:** **Comsys IT Partners, Inc.**
> **Form 10-K for the fiscal year ended December 28, 2008**
> **Filed March 11, 2009**
> **File No. 000-27792**

Dear Ms. Bobbitt:

We have reviewed your Form 10-K and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  You should comply with the remaining comments in future filings, as applicable.  Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 13

Compensation Components, page 14

1.      We note, in the third full paragraph on page 15, that you reduced the Original
        Adjusted EBITDA Target for 2008 from $53.8 million to $22.0 million for the
        last six months of 2008 and, consequently, reduced the corresponding threshold
        and target bonuses by 50%.  You disclosed that the compensation committee took
        into account a number of factors, including its assessment of management's
        performance in a difficult economic environment and the steps that management
        was taking to improve the company's financial position and operations as well as
        the need for short-term incentives to retain key personnel.

        In future filings, if you materially increase or decrease compensation, please
        provide more fulsome and robust disclosure regarding which material factors
        were taken into account when making that compensation decision and how such
        factors were weighed and considered by the Compensation Committee in the
        decision-making process.  For instance, depending on your situation, consider
        disclosing whether one factor or a combination of certain factors weighed in favor
        of making a compensation decision or whether such decision was based on a
        totality of circumstances in the discretion of the Compensation Committee or
        based on certain objective performance data.  *See* Item 402(b)(2)(ix) of
        Regulation S-K.

2.      In the fifth paragraph on page 16, you disclose that the Compensation Committee
        approved long-term equity grants to your NEOs that are set forth in the columns
        under "Estimated Possible Payouts Under Equity Incentive Plan Awards" in the
        Grants of Plan-Based Awards Table.  In future filings, please explain how you
        determined the target value of these equity grants.  For instance, did you
        benchmark the target value of these long-term equity awards or use other methods
        to calculate the appropriate target value for your NEOs?  *See* Item 402(b)(1)(v).

*   *   *   *

        Please respond to these comments within 10 business days of the date of this
letter or tell us by when you will provide us with a response.  Please furnish a letter that
keys your responses to our comments and provides any requested information.  Detailed
letters greatly facilitate our review.  Please file your letter over EDGAR.  Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director